EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom's position on IT acquisitions following media reports

Following media reports that Telkom may be looking at acquiring Dimension Data, Telkom would like to state its position:

•

Revenue retention and the generation of growth is one of the Company's key strategies. Acquisitions and partnerships is a key component of this strategy and the Company intends to pursue opportunities in other countries which may include acquiring or partnering with IT companies.

•

In relation to media reports regarding Telkom and Dimension Data, Telkom categorically states that it is not in discussions with Dimension Data or any of its shareholders with regards to a potential acquisition of Dimension Data.

•	Telkom however may consider working with various companies including Dimension Data in Africa.

10 February 2006